UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2018

Commission File Number: 001-37891

AC IMMUNE SA

(Exact name of registrant as specified in its charter)

EPFL Innovation Park

Building B

1015 Lausanne, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Extraordinary General Meeting Results

On April 27, 2018, AC Immune SA (“AC Immune”) held an Extraordinary General Meeting. The presentation that was given at the Extraordinary General Meeting is attached hereto as Exhibit 99.1. The final results of each of the agenda items submitted to a vote of the shareholders are as follows:

Agenda Item 1: Election of Member to the Board of Directors

AC Immune shareholders approved the election of Douglas Williams as a new member of the Board of Directors, until the end of the next ordinary General Meeting.

Agenda Item 2: Election to the Compensation, Nomination & Corporate Governance Committee

AC Immune shareholders approved the election of Douglas Williams as a new member of the Compensation, Nomination & Corporate Governance Committee, until the end of the next ordinary General Meeting.

Agenda Item 3: Compensation for the newly elected Member of the Board of Directors

AC Immune shareholders approved:

A.	An additional maximum amount of non-performance-related compensation for the new member of the Board of Directors covering the period from 27 April 2018 to 30 June 2018, i.e., CHF 11,800 (cash base compensation plus social security costs); and

B.	An additional maximum grant of equity or equity linked instruments for the new member of the Board of Directors from 27 April 2018 to 30 June 2018 with maximum value of CHF 76,000 (equity or equity linked instruments value plus social security costs).

Agenda Item 4: Share Capital Increase

AC Immune shareholders approved:

A.	An ordinary share capital increase for institutional investors as follows:

a.	the share capital of the Company is increased by way of an ordinary increase by up to CHF 170,000 by issuing up to 8,500,000 registered shares with a nominal value of CHF 0.02 each;

b.	the pre-emptive rights of the shareholders for the newly issued registered shares shall be preserved; the Board of Directors shall be entitled to publish the subscription price by electronic media including press release and e-mail and to limit the subscription period to one business day; any new shares not subscribed shall be allocated by the Board of Directors at its discretion;

c.	the technical issuance of price of the new shares to be paid in cash shall be determined by the Board of Directors;

d.	the new shares are entitled to dividends for the business year starting 1 January 2018;

e.	the new shares are subject to the transfer restrictions as outlined in article 4 of the Articles of Association;

f.	the stamp duty shall be paid by the Company; and

g.	the Board of Directors is authorized and instructed to implement and register this capital increase with the competent commercial register.

B.	An ordinary share capital increase for current shareholders at identical terms as offered in the preceding ordinary share capital increase as follows:

a.	the share capital of the Company is increased by way of an ordinary increase of up to CHF 30,000 by issuing up to 1,500,000 registered shares with a nominal value of CHF 0.02 each;

b.	the pre-emptive rights of the shareholders for the newly issued registered shares shall be preserved; the Board of Directors shall credit each shareholder with a corresponding number of non-tradable subscription rights with identical terms as offered to institution investors in the ordinary share capital increase resolution resolved today. Such subscription rights may be exercised during a subscription period of at least six business days; any new shares not subscribed shall be allocated by the Board of Directors at its discretion in first priority to current shareholders;

c.	the technical issuance price of the new shares to be paid in cash shall be determined by the Board of Directors;

d.	the new shares are entitled to dividends for the business year starting 1 January 2018;

e.	the new shares are subject to the transfer restrictions as outlined in article 4 of the Articles of Association;

f.	the stamp duty shall be paid by the Company; and

g.	the Board of Directors is authorized and instructed to implement and register this capital increase with the competent commercial register.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AC IMMUNE SA

By:	/s/ Andrea Pfeifer
	Name:	Andrea Pfeifer
	Title:	Chief Executive Officer

By:	/s/ Joerg Hornstein
	Name:	Joerg Hornstein
	Title:	Chief Financial Officer

Date: April 27, 2018

EXHIBIT INDEX

Exhibit Number	Description
99.1	Extraordinary General Meeting presentation
99.2	AC Immune SA Articles of Association dated March 26, 2018